VERMILION ENERGY

Q1 2013

Defined Production Growth
Reliable and Growing Dividends

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals; and
•	the timing of first commercial natural gas; and the estimate of Vermilion’s share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production and associated expenditures;
•	potential delays or changes in plans with respect to exploration or development projects
•	Vermilion's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through exploration and development activities;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In accordance with National Instruments 51-101, natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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CONSOLIDATED BALANCE SHEETS

(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		March 31,	December 31,
	Note	2013	2012
ASSETS
Current
Cash and cash equivalents		176,513	102,125
Accounts receivable		156,966	180,064
Crude oil inventory		15,526	25,719
Derivative instruments		746	2,086
Prepaid expenses		9,958	10,508
		359,709	320,502

Deferred taxes		194,354	193,354
Exploration and evaluation assets	4	125,775	117,161
Capital assets	3	2,523,959	2,445,240
		3,203,797	3,076,257

LIABILITIES
Current
Accounts payable and accrued liabilities		321,775	300,682
Dividends payable	7	19,892	18,836
Derivative instruments		8,257	8,484
Income taxes payable		41,784	27,709
		391,708	355,711

Long-term debt	6	712,763	642,022
Asset retirement obligations	5	362,113	371,063
Deferred taxes		295,706	288,815
		1,762,290	1,657,611

SHAREHOLDERS’ EQUITY
Shareholders’ capital	7	1,497,506	1,481,345
Contributed surplus		85,088	69,581
Accumulated other comprehensive loss		(33,741)	(32,409)
Deficit		(107,346)	(99,871)
		1,441,507	1,418,646
		3,203,797	3,076,257

APPROVED BY THE BOARD

(“W. Kenneth Davidson”)	(“Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

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CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME

(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

		Three Months Ended
		March 31,	March 31,
	Note	2013	2012
REVENUE
Petroleum and natural gas sales		309,576	310,488
Royalties		(15,790)	(14,452)
Petroleum and natural gas revenue		293,786	296,036

EXPENSES
Operating		52,575	47,553
Transportation		6,641	6,693
Equity based compensation	8	16,136	10,055
Loss on derivative instruments		3,900	14,057
Interest expense		8,689	6,101
General and administration		12,610	10,148
Foreign exchange loss (gain)		3,136	(4,427)
Other (income) expense		(67)	7,983
Accretion	5	5,824	5,238
Depletion and depreciation	3, 4	81,448	75,848
Impairments	3	-	65,800
Gain on acquisition		-	(45,309)
		190,892	199,740
EARNINGS BEFORE INCOME TAXES		102,894	96,296

INCOME TAXES
Deferred		4,047	(28,431)
Current		46,710	59,633
		50,757	31,202

NET EARNINGS		52,137	65,094

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		(1,332)	7,381
COMPREHENSIVE INCOME		50,805	72,475

NET EARNINGS PER SHARE
Basic		0.53	0.67
Diluted		0.51	0.66

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic		99,301	96,644
Diluted		101,349	98,191

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		Three Months Ended
		March 31,	March 31,
	Note	2013	2012
OPERATING
Net earnings		52,137	65,094
Adjustments:
Accretion	5	5,824	5,238
Depletion and depreciation	3, 4	81,448	75,848
Impairments	3	-	65,800
Gain on acquisition		-	(45,309)
Unrealized loss on derivative instruments		1,113	8,339
Equity based compensation	8	16,136	10,055
Unrealized foreign exchange loss (gain)		2,519	(5,247)
Unrealized other expense (income)		405	(265)
Deferred taxes		4,047	(28,431)
Asset retirement obligations settled	5	(1,388)	(766)
Changes in non-cash operating working capital		28,471	(25,469)
Cash flows from operating activities		190,712	124,887

INVESTING
Drilling and development	3	(179,520)	(87,896)
Exploration and evaluation	4	(9,576)	(6,464)
Property acquisitions	3	-	(106,184)
Dispositions	3	8,627	-
Changes in non-cash investing working capital		38,210	(6,754)
Cash flows used in investing activities		(142,259)	(207,298)

FINANCING
Increase in long-term debt		69,429	-
Issuance of shares pursuant to the dividend reinvestment plan		-	17,558
Cash dividends		(43,024)	(55,047)
Cash flows from (used in) financing activities		26,405	(37,489)
Foreign exchange (loss) gain on cash held in foreign currencies		(470)	30

Net change in cash and cash equivalents		74,388	(119,870)
Cash and cash equivalents, beginning of period		102,125	234,507
Cash and cash equivalents, end of period		176,513	114,637

Supplementary information for operating activities - cash payments
Interest paid		12,092	9,507
Income taxes paid		32,635	19,699

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders’
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2012		1,368,145	56,468	(33,387)	(59,625)	1,331,601
Net earnings		-	-	-	65,094	65,094
Currency translation adjustments		-	-	7,381	-	7,381
Equity based compensation expense		-	9,419	-	-	9,419
Dividends declared	7	-	-	-	(55,124)	(55,124)
Issuance of shares pursuant to the dividend reinvestment plan	7	17,558	-	-	-	17,558
Shares issued pursuant to the bonus plan	7	636	-	-	-	636
Balances as at March 31, 2012		1,386,339	65,887	(26,006)	(49,655)	1,376,565

				Accumulated
				Other		Total
		Shareholders’	Contributed	Comprehensive		Shareholders’
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2013		1,481,345	69,581	(32,409)	(99,871)	1,418,646
Net earnings		-	-	-	52,137	52,137
Currency translation adjustments		-	-	(1,332)	-	(1,332)
Equity based compensation expense		-	15,507	-	-	15,507
Dividends declared	7	-	-	-	(59,612)	(59,612)
Issuance of shares pursuant to the dividend reinvestment plan	7	15,532	-	-	-	15,532
Shares issued pursuant to the bonus plan	7	629	-	-	-	629
Balances as at March 31, 2013		1,497,506	85,088	(33,741)	(107,346)	1,441,507

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders’ capital.

Accumulated other comprehensive loss

Represents the cumulative income and expenses which are not recorded immediately in net earnings and are accumulated until an event triggers recognition in net earnings. The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period end rates.

Retained earnings (deficit)

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

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notes to the CONDENSED Consolidated INTERIM Financial Statements

For the three months ended March 31, 2013 and 2012

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with IAS 34, “Interim financial reporting” and have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2012, except as discussed in Note 2.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2012, which are contained within Vermilion’s Annual Report for the year ended December 31, 2012 and are available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on April 30, 2013.

2. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of January 1, 2013, Vermilion adopted the following standards and amendments as issued by the IASB. The adoption of these standards did not have a material impact on Vermilion’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements”

IFRS 10 replaced Standing Interpretations Committee 12, “Consolidation - Special Purpose Entities” and the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements”. The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 “Joint Arrangements”

IFRS 11 replaced IAS 31 “Interests in Joint Ventures”. The new standard focuses on the rights and obligations of an arrangement, rather than its legal form. The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose entities. The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity’s interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"

IFRS 13 provides a common definition of fair value within IFRS. The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

IAS 34 “Interim Financial Reporting”

Amendments to IAS 34 require specific disclosure on the fair value of financial instruments for interim reporting. These disclosures are included in Note 11.

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3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2012	2,016,611	15,071	2,031,682
Additions	407,973	5,248	413,221
Transfers from exploration and evaluation assets	10,528	-	10,528
Property acquisitions	206,260	-	206,260
Corporate acquisitions	136,297	-	136,297
Borrowing costs capitalized	9,994	-	9,994
Changes in estimate for asset retirement obligations	1,334	-	1,334
Depletion and depreciation [1]	(289,194)	(5,165)	(294,359)
Impairments	(65,800)	-	(65,800)
Effect of movements in foreign exchange rates	(3,882)	(35)	(3,917)
Balance at December 31, 2012	2,430,121	15,119	2,445,240
Additions	178,013	1,507	179,520
Dispositions	(8,627)	-	(8,627)
Changes in estimate for asset retirement obligations	(13,657)	-	(13,657)
Depletion and depreciation [1]	(75,395)	(2,150)	(77,545)
Effect of movements in foreign exchange rates	(961)	(11)	(972)
Balance at March 31, 2013	2,509,494	14,465	2,523,959

[1]	Depletion and depreciation above excludes depletion recorded as a component of crude oil inventory.

4. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2012	92,301
Additions	39,317
Transfers to petroleum and natural gas assets	(10,528)
Depreciation	(3,485)
Effect of movements in foreign exchange rates	(444)
Balance at December 31, 2012	117,161
Additions	9,576
Depreciation	(903)
Effect of movements in foreign exchange rates	(59)
Balance at March 31, 2013	125,775

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5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion’s asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2012	310,531
Additional obligations recognized	55,228
Changes in estimates for existing obligations	(26,560)
Obligations settled	(13,739)
Accretion	23,040
Changes in discount rates	22,807
Effect of movements in foreign exchange rates	(244)
Balance at December 31, 2012	371,063
Additional obligations recognized	1,023
Obligations settled	(1,388)
Accretion	5,824
Changes in discount rates	(14,680)
Effect of movements in foreign exchange rates	271
Balance at March 31, 2013	362,113

6. LONG-TERM DEBT

The following table summarizes Vermilion’s outstanding long-term debt:

	As At
($M)	Mar 31, 2013	Dec 31, 2012
Revolving credit facility	490,303	419,784
Senior unsecured notes	222,460	222,238
Long-term debt	712,763	642,022

Revolving Credit Facility

At March 31, 2013, Vermilion had in place a bank revolving credit facility totalling $950 million, of which approximately $490.3 million was drawn. The facility, which matures in May of 2015, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date. This facility bears interest at a rate applicable to demand loans plus applicable margins.

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion’s operations totalling $49.1 million as at March 31, 2013 (December 31, 2012 - $49.2 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 4.0. In addition, Vermilion must maintain a ratio of consolidated total senior debt (consolidated total debt excluding unsecured and subordinated debt) to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

As at March 31, 2013, Vermilion was in compliance with its financial covenants.

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6. LONG-TERM DEBT (Continued)

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

7. SHAREHOLDERS’ CAPITAL

The following tables reconcile the change in Vermilion’s shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance as at January 1, 2012	96,430	1,368,145
Issuance of shares pursuant to the dividend reinvestment plan	1,631	72,058
Vesting of equity based awards	904	33,355
Share-settled dividends on vested equity based awards	157	7,151
Shares issued pursuant to the bonus plan	13	636
Balance as at December 31, 2012	99,135	1,481,345
Issuance of shares pursuant to the dividend reinvestment plan	315	15,532
Shares issued pursuant to the bonus plan	12	629
Balance as at March 31, 2013	99,462	1,497,506

Dividends declared to shareholders for the three months ended March 31, 2013 were $59.6 million.

Subsequent to the end of the period and prior to the condensed consolidated interim financial statements being authorized for issue on April 30, 2013, Vermilion declared dividends totalling $20.2 million or $0.20 per share.

8. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan (“VIP”):

Number of Awards ('000s)	2013	2012
Opening balance	1,690	1,750
Granted	57	681
Vested	-	(596)
Forfeited	(3)	(145)
Closing balance	1,744	1,690

The fair value of a VIP award is determined on the grant date at the closing price of Vermilion’s common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved. Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values.

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9. SEGMENTED INFORMATION

The following segment information has been prepared by segregating the results into the geographic areas in which Vermilion operates. The following amounts include transactions between segments, which are recorded at fair value at the date of recognition.

	Three Months Ended March 31, 2013
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,289,888	842,756	140,269	342,107	588,777	3,203,797
Drilling and development	84,060	21,592	1,999	55,349	16,520	179,520
Exploration and evaluation	9,576	-	-	-	-	9,576

Operating Income (Loss)
Oil and gas sales to external customers	83,688	121,566	34,421	69,901	-	309,576
Royalties	(8,989)	(6,801)	-	-	-	(15,790)
Revenue from external customers	74,699	114,765	34,421	69,901	-	293,786
Realized gain (loss) on derivative instruments	237	(2,019)	-	(1,005)	-	(2,787)
Transportation expense	(2,269)	(2,754)	-	-	(1,618)	(6,641)
Operating expense	(13,841)	(19,939)	(3,969)	(14,826)	-	(52,575)
Operating income (loss)	58,826	90,053	30,452	54,070	(1,618)	231,783

Corporate income taxes	251	18,659	9,434	7,213	-	35,557
PRRT	-	-	-	11,153	-	11,153
Current income taxes	251	18,659	9,434	18,366	-	46,710

	Three Months Ended March 31, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,181,389	727,854	145,102	260,736	511,918	2,826,999
Drilling and development	65,546	5,727	2,473	4,544	9,606	87,896
Exploration and evaluation	6,367	-	97	-	-	6,464

Operating Income (Loss)
Oil and gas sales to external customers	80,526	103,511	31,820	94,631	-	310,488
Royalties	(8,969)	(5,483)	-	-	-	(14,452)
Revenue from external customers	71,557	98,028	31,820	94,631	-	296,036
Realized loss on derivative instruments	(638)	(4,914)	-	(166)	-	(5,718)
Transportation expense	(2,044)	(2,648)	-	-	(2,001)	(6,693)
Operating expense	(14,267)	(15,102)	(4,109)	(14,075)	-	(47,553)
Operating income (loss)	54,608	75,364	27,711	80,390	(2,001)	236,072

Corporate income taxes	442	12,895	9,057	9,970	-	32,364
PRRT	-	-	-	27,269	-	27,269
Current income taxes	442	12,895	9,057	37,239	-	59,633

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9. SEGMENTED INFORMATION (Continued)

Reconciliation of operating income to net earnings

	Three Months Ended
($M)	Mar 31, 2013	Mar 31, 2012
Operating income	231,783	236,072
Equity based compensation	(16,136)	(10,055)
Unrealized loss on derivative instruments	(1,113)	(8,339)
Interest expense	(8,689)	(6,101)
General and administration	(12,610)	(10,148)
Foreign exchange (loss) gain	(3,136)	4,427
Other income (expense)	67	(7,983)
Accretion	(5,824)	(5,238)
Depletion and depreciation	(81,448)	(75,848)
Impairments	-	(65,800)
Gain on acquisition	-	45,309
Earnings before income taxes	102,894	96,296
Income taxes	(50,757)	(31,202)
Net earnings	52,137	65,094

10. CAPITAL DISCLOSURES

	Three Months Ended
($M except as indicated)	Mar 31, 2013	Mar 31, 2012
Long-term debt	712,763	373,798
Current liabilities	391,708	493,465
Current assets	(359,709)	(337,232)
Net debt [1]	744,762	530,031

Cash flows from operating activities	190,712	124,887
Changes in non-cash operating working capital	(28,471)	25,469
Asset retirement obligations settled	1,388	766
Fund flows from operations	163,629	151,122
Annualized fund flows from operations [2]	654,516	604,488

Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	1.1	0.9

The ratio of net debt to annualized fund flows from operations was higher in the current year as compared to the prior year primarily as a result of an increase in net debt. The increase in net debt was the result of the two acquisitions that occurred in France during the first and fourth quarter of 2012 and capital expenditures pertaining to the Ireland assets, which are currently under development.

Vermilion is subject to certain externally imposed capital requirements under its revolving credit facility. During the periods covered by these consolidated financial statements, Vermilion continued to comply with these requirements.

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11. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The following table summarizes information relating to Vermilion’s financial instruments as at March 31, 2013 and December 31, 2012:

				As at March 31, 2013		As at December 31, 2012
Class of financial instrument	Consolidated balance sheet caption	Accounting designation	Related caption on Statement of Net Earnings	Carrying value ($M)	Fair value ($M)	Carrying value ($M)	Fair value ($M)	Fair value measurement hierarchy
Cash	Cash and cash equivalents	HFT	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	176,513	176,513	102,125	102,125	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange loss (gain) and impairments are recognized as general and administration expense	156,966	156,966	180,064	180,064	Not applicable
Derivative assets	Derivative instruments	HFT	Loss on derivative instruments	746	746	2,086	2,086	Level 2
Derivative liabilities	Derivative instruments	HFT	Loss on derivative instruments	(8,257)	(8,257)	(8,484)	(8,484)	Level 2
Payables	Accounts payable and accrued liabilities	OTH	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	(341,667)	(341,667)	(319,518)	(319,518)	Not applicable
	Dividends payable

Long-term debt	Long-term debt	OTH	Interest expense	(712,763)	(728,101)	(642,022)	(656,315)	Not applicable

The accounting designations used in the above table refer to the following:

HFT – Classified as “Held for trading” in accordance with International Accounting Standard 39 “Financial Instruments: Recognition and Measurement”. These financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR – “Loans and receivables” are initially recognized at fair value and are subsequently measured at amortized cost. Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH – “Other financial liabilities” are initially recognized at fair value net of transaction costs directly attributable to the issuance of the instrument and subsequently are measured at amortized cost. Interest is recognized in net earnings using the effective interest method. Foreign exchange gains and losses are recognized in net earnings.

Level 1 – Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3 – Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

13

11. FINANCIAL INSTRUMENTS (Continued)

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement. Transfers between levels on the fair value hierarchy are deemed to have occurred at the end of the reporting period.

Fair values for derivative assets and derivative liabilities are determined using pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.

The carrying value of receivables approximate their fair value due to their short maturities.

The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

The fair value of the senior unsecured notes changes in response to changes in the market rates of interest payable on similar instruments and was determined with reference to prevailing market rates for such instruments.

Nature and Extent of Risks Arising from Financial Instruments

Market risk:

Vermilion’s financial instruments are exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions. The following table summarizes what the impact on comprehensive income before tax would be for the three months ended March 31, 2013 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date. The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

		March 31, 2013
	Before tax effect on comprehensive income
Risk ($M)	Description of change in risk variable	Increase (decrease)
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the	(6,953)
	Euro by 5% over the relevant closing rates on March 31, 2013
	Decrease in strength of the Canadian dollar against the	6,953
	Euro by 5% over the relevant closing rates on March 31, 2013
Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the	(1,440)
	US$ by 5% over the relevant closing rates on March 31, 2013
	Decrease in strength of the Canadian dollar against the	1,440
	US$ by 5% over the relevant closing rates on March 31, 2013
Currency risk - AUD $ to Canadian	Increase in strength of the Canadian dollar against the	(1,898)
	AUD$ by 5% over the relevant closing rates on March 31, 2013
	Decrease in strength of the Canadian dollar against the	1,898
	AUD$ by 5% over the relevant closing rates on March 31, 2013
Commodity price risk	Increase in relevant oil reference price within option pricing models used to	(13,178)
	determine the fair value of financial derivative positions by US$5.00/bbl at March 31, 2013
	Decrease in relevant oil reference price within option pricing models used to	6,014
	determine the fair value of financial derivative positions by US$5.00/bbl at March 31, 2013
Interest rate risk	Increase in average Canadian prime interest rate	(1,021)
	by 100 basis points during the three months ended March 31, 2013
	Decrease in average Canadian prime interest rate	1,021
	by 100 basis points during the three months ended March 31, 2013

14

CORPORATE INFORMATION

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

W. Kenneth Davidson [2,3]

Toronto, Ontario

Lorenzo Donadeo

Calgary, Alberta

Claudio A. Ghersinich [2,4,5]

Executive Director, Carrera Investments Corp.

Calgary, Alberta

Joseph F. Killi [2,3]

Chairman, Parkbridge Lifestyle Communities Inc.

Vice Chairman, Realex Properties Corp.

Calgary, Alberta

Loren M. Leiker [5]

Houston, Texas

William F. Madison [2,4,5]

Sugar Land, Texas

Timothy R. Marchant [3,4,5]

Calgary, Alberta

[1]   Chairman of the Board

[2]   Audit Committee

[3]   Governance and Human Resources Committee

[4]   Health, Safety and Environment Committee

[5]   Independent Reserves Committee

ABBREVIATIONS

bbl(s)        barrel(s)

mbbls        thousand barrels

bbls/d        barrels per day

mcf            thousand cubic feet

mmcf         million cubic feet

bcf             billion cubic feet

mcf/d         thousand cubic feet per day

mmcf/d      million cubic feet per day

GJ              gigajoules

boe            barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)

mboe         thousand barrel of oil equivalent

mmboe      million barrel of oil equivalent

boe/d         barrel of oil equivalent per day

NGLs        natural gas liquids

WTI          West Texas Intermediate, the reference price paid for crude oil of standard grade in U.S. dollars at Cushing,
Oklahoma AECO the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta

TTF           the price for natural gas in the Netherlands, quoted in MWh of natural gas per hour per day, at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services

$M            thousand dollars

$MM         million dollars

PRRT        Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

OFFICERS AND KEY PERSONNEL

CANADA

Lorenzo Donadeo, P.Eng.

President & Chief Executive Officer

John D. Donovan, FCA

Executive Vice President Business Development

Curtis W. Hicks, CA

Executive Vice President & CFO

Anthony Marino, P.Eng.

Executive Vice President & COO

Mona Jasinski, M.B.A., C.H.R.P.

Executive Vice President People

Terry Hergott, CMA

Vice President Marketing

Daniel Goulet, P.Eng.

Director Corporate HSE

Cameron A. Hercus, MSc

Director Exploration and New Growth

Michael Kaluza, P.Eng.

Director Canada Business Unit

Dean N. Morrison, CFA

Director Investor Relations

Mike Prinz

Director Information Technology

Gerardo Rivera

Director Strategy and Portfolio Management

Robert (Bob) J. Engbloom, LL.B

Corporate Secretary

EUROPE

Gerard Schut, P.Eng.

Vice President European Operations

David Burghardt, P.Eng.

Interim Managing Director France Business Unit

Neil Wallace

Managing Director Netherlands Business Unit

AUSTRALIA

Bruce D. Lake, P.Eng.

Managing Director Australia Business Unit

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Calgary, Alberta

Bank of Montreal

Calgary, Alberta

The Bank of Nova Scotia

Calgary, Alberta

Royal Bank of Canada

Calgary, Alberta

Canadian Imperial Bank of Commerce

Calgary, Alberta

National Bank of Canada

Calgary, Alberta

Alberta Treasury Branches

Calgary, Alberta

Citibank N.A., Canadian Branch

Citibank Canada

Calgary, Alberta

Wells Fargo Bank N.A., London Branch

London, England

La Caisse Centrale Desjardins du Québec

Montréal, Quebec

HSBC Bank Canada

Calgary, Alberta

JPMorgan Chase Bank, N.A., Toronto Branch

Toronto, Ontario

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Dean Morrison, Director Investor Relations

15

VERMILION
ENERGY

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

Vermilion Energy Inc.

3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com